PRESS RELEASE
Hydrogenics Reports Fourth Quarter and Fiscal 2006 Results
Revenues of $9.5 million for the fourth quarter and $30.1 million for the fiscal year; $9.6 million of orders awarded in the fourth quarter
Mississauga, Ontario. March 21, 2007 — Hydrogenics Corporation (NASDAQ: HYGS; TSX: HYG), a leading developer and manufacturer of hydrogen and fuel cell products, is reporting fourth quarter and fiscal 2006 results. Results are reported in U.S. dollars and are prepared in accordance with Canadian generally accepted accounting principles.
“Our year came to a close with positive signs, including the resumption of OnSite Generation deliveries following the production delays reported earlier in 2006,” said Daryl Wilson, President and Chief Executive Officer. “Unfortunately, these production delays, caused by supply chain and component quality issues in this business unit, adversely impacted our results for the year.”
“We plan to be a leader amongst our peers, bringing passion, focus and discipline to our business. Today we announce a streamlining of our organization and our plans for the company. With disciplined execution, we commit to deliver meaningfully improved financial performance. Our goal is to reduce our cash consumption by at least one third on an annualized basis. We will differentiate ourselves by delivering hydrogen products to world class customers at margin,” added Wilson.
The Corporation has commenced a restructuring and streamlining of its operations to reduce its overall cost structure, the majority of which is anticipated to be effected by March 31, 2007. A significant component of this restructuring and streamlining involves the workforce reduction of approximately 50 full-time equivalent positions across all business units. In order to effect this workforce reduction, the Corporation will incur a one-time pre-tax charge of approximately $2.1 million primarily in the three months ended March 31, 2007. These workforce reductions, once completed, represent approximately $4.0 million of annualized cost savings.
Results for the fourth quarter of 2006 compared to the fourth quarter of 2005
Revenues were $9.5 million, a 4% increase over the fourth quarter of 2005. Gross profit, expressed as a percentage of revenues, was negative 1% (negative 4% in 2005) and reflects higher margin deliveries in our Power Systems business unit offset by lower revenues and gross margin in our OnSite Generation business unit. Within the OnSite Generation business unit, we accrued $1.6 million of production and inventory obsolescence reserves.
Cash operating costs, a non-GAAP measure, defined as selling, general and administrative, and research and product development expenses less stock-based compensation expenses, were $10.8 million, a 64% increase reflecting costs relating to Sarbanes-Oxley Act compliance, severance costs and higher research and product development, net of third party funding.
Net loss was $22.1 million compared to $9.1 million in 2005, an increase of $13.0 million, of which $10.9 million is attributed to an impairment of intangible assets and goodwill relating to our OnSite Generation business unit recognized in the fourth quarter of 2006.
Results for the fourth quarter of 2006 compared to the third quarter of 2006
Revenues were $9.5 million, a 6% increase attributable to the phased resumption of deliveries in our OnSite Generation business and a sequential increase in revenues in both our Power Systems and Test Systems business units. Gross profit, expressed as a percentage of revenues, was negative 1% (positive 6% in the third quarter of 2006) reflecting $1.6 million of production related charges incurred in the OnSite Generation business unit in the fourth quarter as noted above.
Cash operating costs were $10.8 million, an increase of 13% primarily related to increased research and product development, net of third party funding.
Net loss was $22.1 million, a decrease of 76%.
Results for 2006 compared to 2005
Revenues were $30.1 million, a 19% decrease, due primarily to production delays in our OnSite Generation group. Gross profit, expressed as a percentage of revenues, was 2%, a decrease from 9%.
Cash operating costs were $35.5 million, a 15% increase due to consulting costs related to business strategy matters, Sarbanes-Oxley Act compliance, severance, deferred compensation costs and increased research and product development costs.
Net loss was $130.8 million, an increase of $93.4 million, primarily as a result of $90.8 million of impairment charges relating to intangible assets and goodwill.
Liquidity
Cash and cash equivalents and short-term investments were $60.3 million as at December 31, 2006. The $6.3 million sequential quarterly decrease in cash and cash equivalents and short-term investments is attributable to: (i) $5.8 million net cash outflows from operations; (ii) $0.4 million of capital expenditures; and (iii) $0.1 million of other items.
Cash and cash equivalents and short-term investments decreased $25.5 million in 2006 and were attributable to: (i) $24.5 million net cash outflows from operations; (ii) $1.7 million of capital expenditures; partially offset by (iii) $0.7 million of other items.

Order backlog
Order backlog as at December 31, 2006 was $29.4 million, as follows (in $ millions):

	Q3	Orders	Orders	Q4
	Backlog	Received	Delivered	Backlog

OnSite Generation	$ 14.8	$ 3.4	$ 3.1	$ 15.1
Power Systems	8.9	2.3	2.9	8.3
Test Systems	5.7	3.9	3.5	6.1

Total	$ 29.4	$ 9.6	$ 9.5	$ 29.5

We expect to deliver, and recognize as revenue in 2007 approximately three quarters of our total order backlog.
Fourth Quarter Highlights
Progress on markets:
     OnSite Generation
•	Delivered four hydrogen generation units for industrial applications

•	Selected to provide a hydrogen fueling station for an urban demonstration in Brazil of fuel cell-powered transit buses, the first hydrogen fuel cell demonstration in South America

•	Secured $3.4 million of new orders and exited the year with a $15.1 million order backlog
     Power Systems
•	Delivered seven fuel cell power modules (totaling 284 kW)

•	Signed first distribution agreement for HyPX Power Pack products for forklift trucks with LiftOne (South Carolina)

•	Signed distribution agreement with Heliocentris Fuel Cells AG for power module sales to education, scientific and demonstration markets

•	Designated as fuel cell system supplier for two consortia-led bus projects selected to receive United States Federal Transit Administration (FTA) awards

•	Received approved supplier status from Western States Contracting Alliance for fuel cell (backup) power systems in the 5- 30 kW power range

•	Secured $2.3 million of new orders and exited the year with an $8.3 million order backlog

     Test Systems
•	Delivered 15 test stations including new direct methanol fuel cell test stations

•	Delivered 40% of test stations to new customers, largely in Europe

•	Secured $3.9 million of new orders and exited the year with a $6.0 million order backlog
     Progress on products and technology:
•	Released next generation HyPM products including zero-humidification HyPM XR module for backup power (optimized for reliability and cost reduction) and HyPM HD module for mobility power (optimized for durability/reliability and compactness)

•	Commenced assembly of IMET Series 4000 alpha prototype electrolyzer which will represent a significant scale-up in our capacity range
Conference Call Details
Hydrogenics will hold a conference call to review results on March 21, 2007 at 10:30 a.m. (EDT). To participate in this conference call, please dial 416-695-9706 approximately ten minutes before the call. Alternatively, a live webcast of the conference call will be available on the company website at www.hydrogenics.com. Please visit the website at least ten minutes early to register and download any necessary software. Should you be unable to participate, a replay will be available on our website for two weeks.
About Hydrogenics
Hydrogenics Corporation (www.hydrogenics.com) is a globally recognized developer and provider of hydrogen generation and fuel cell products and services, serving the growing industrial and clean energy markets of today and tomorrow. Based in Mississauga, Ontario, Canada, Hydrogenics has operations in North America, Europe and Asia.
Caution Regarding Forward-Looking Statements
This release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Law of 1995. These statements are based on management’s current expectations and actual results may differ from these forward-looking statements due to numerous factors, including changes in the competitive environment adversely affecting the products, markets, revenues or margins of Hydrogenics’ business. Readers should not place undue reliance on Hydrogenics’ forward-looking statements. Investors are encouraged to review the section captioned “Risk Factors” in Hydrogenics’ regulatory filings with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics’ future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release. The forward-looking statements contained in this release are expressly qualified by this cautionary statement.
For Further Information Please Contact
Hydrogenics Corporation
Lawrence E. Davis, Chief Financial Officer
Phone: (905) 361-3633
Website: www.hydrogenics.com
Email: ldavis@hydrogenics.com

Hydrogenics Corporation
Consolidated Balance Sheets
As at December 31, 2006 and December 31, 2005
(in thousands of U.S. dollars)
(unaudited)

	2006	2005
ASSETS

Current assets
Cash and cash equivalents	$5,937	$5,394
Short-term investments	54,350	80,396
Accounts receivable	9,740	7,733
Grants receivable	1,901	1,909
Inventories	12,718	8,685
Prepaid expenses	1,539	2,353

	86,185	106,470

Property, plant and equipment	5,435	5,682
Intangible assets	500	33,972
Goodwill	5,025	68,505
Other non-current assets	28	28

	$97,173	$214,657

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	$21,380	$14,918
Unearned revenue	8,809	3,772

	30,189	18,690

Long-term debt	94	325
Deferred research and development grants	133	135

	30,416	19,150

Shareholders’ Equity
Share capital and other equity	321,094	318,804
Deficit	(249,033)	(118,274)
Foreign currency translation adjustment	(5,304)	(5,023)

	66,757	195,507

	$97,173	$214,657

Hydrogenics Corporation
Consolidated Statements of Operations
(in thousands of U.S. dollars)
(unaudited)

	Three months ended		Twelve months ended
	December 31		December 30
	2006	2005	2006	2005

Revenues	$9,547	$9,057	$30,059	$37,191

Cost of revenues	9,672	9,420	29,360	33,881

	(125)	(363)	699	3,310

Operating expenses
Selling, general and administrative	7,544	5,276	27,891	24,616
Research and product development	3,504	1,886	9,379	7,745
Amortization of property, plant and equipment	358	271	1,285	1,365
Amortization of intangible assets	785	2,125	7,139	8,429
Impairment of intangible assets and goodwill	10,938	—	90,834	—
Integration costs	—	14	—	1,123

	23,129	9,572	136,528	43,278

Loss from operations	(23,254)	(9,935)	(135,829)	(39,968)

Other income (expenses)
Sale of asset	477	—	477	—
Provincial capital tax expense (recovery)	36	149	(42)	(91)
Interest, net	731	1,091	3,551	2,936
Foreign currency gains	(222)	(555)	904	(251)

	1,022	685	4,890	2,594

Loss before income taxes	(22,232)	(9,250)	(130,939)	(37,374)
Current income tax expense (recovery)	(163)	(114)	(180)	0

Net loss for the period	$(22,069)	$(9,136)	$(130,759)	$(37,374)

Net loss per share
Basic and diluted	$(0.24)	$(0.10)	$(1.42)	$(0.41)

Shares used in calculating basic and diluted net loss per share	91,916,466	91,679,966	91,816,049	91,226,912

Hydrogenics Corporation
Interim Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)
(unaudited)

	Three months ended		Twelve months ended
	December 31		December 31
	2006	2005	2006	2005

Cash and cash equivalents provided by (used in)
Operating activities
Net loss for the period	$(22,069)	$(9,136)	$(130,759)	$(37,374)
Items not affecting cash
Amortization of property, plant and equipment	539	498	1,948	2,267
Amortization of intangible assets	785	2,125	7,139	8,429
Impairment of intangible assets and goodwill	10,938	0	90,834	0
Unrealized foreign exchange (gains) losses	20	193	(74)	210
Imputed interest on long-term debt	0	2	1	21
Non-cash consulting fees	0	20	39	76
Stock-based compensation	294	469	1,832	2,262
Sale of asset	(477)	0	(477)	0
Net change in non-cash working capital	3,700	873	5,029	(5,012)

	(6,270)	(4,956)	(24,488)	(29,121)

Investing activities
Increase (decrease) in short-term investments	(828)	1,166	26,046	9,052
Purchase of property, plant and equipment	(379)	(16)	(1,701)	(333)
Business acquisitions, net of cash acquired	0	0	—	(343)
Sale of asset	477	0	477	0

	(730)	1,150	24,822	8,376

Financing activities
Repayment of long-term debt	(73)	(47)	(193)	(180)
Deferred research and development grant	(38)	(24)	(17)	(39)
Common shares issued, net of issuance costs	0	0	419	149

	(111)	(71)	209	(70)

Increase (decrease) in cash and cash equivalents during the period	(7,111)	(3,877)	543	(20,815)

Cash and cash equivalents – Beginning of period	13,048	9,271	5,394	26,209

Cash and cash equivalents – End of period	$5,937	$5,394	$5,937	$5,394